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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999

                       Commission file number: 0-23198

                            ------------------------

                               Norrell Corportion
                         401(k) Retirement Savings Plan

                              INTERIM SERVICES INC.
            2050 SPECTRUM BOULEVARD, FORT LAUDERDALE, FLORIDA 33309
              (Address of principal executive offices) (Zip code)

                                 (954) 938-7600
              (Registrant's telephone number, including area code)

     (a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements of the Norrell Corportion 401 (k) Retirement Savings Plan as required by Form 11-K, together with the reports thereon of Deloitte & Touche LLP independent certified public accountants, dated June 21, 2000, and Arthur Andersen LLP independent certified public accountants, dated June 28, 1999.

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
                              NORRELL CORPORATION
                         401(k) RETIREMENT SAVINGS PLAN

                               TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                PAGE
                                                                ----
INDEPENDENT AUDITORS' REPORTS:

  Deloitte & Touche LLP.....................................    1
  Arthur Andersen LLP.......................................    2

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998 AND
  FOR THE YEARS THEN ENDED:

  Statements of Net Assets Available for Benefits...........    3

  Statements of Changes in Net Assets Available for
  Benefits..................................................    4

  Notes to Financial Statements.............................  5 - 8

  SIGNATURES................................................    9

  EXHIBIT INDEX.............................................    10

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Norrell Corporation 401(k) Retirement Savings Plan
Fort Lauderdale, Florida:

    We have audited the accompanying statement of net assets available for benefits of Norrell Corporation 401(k) Retirement Savings Plan (the "Plan") as of December 31, 1999 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

    Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the exhibit index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

    As discussed in Note 4 to the financial statements, effective December 1, 1999, the Plan was merged into the Interim Services Inc. 401(k) Benefit Plan.

DELOITTE & TOUCHE LLP
Certified Public Accountants

Ft. Lauderdale, Florida
June 21, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Norrell Corporation
401(k) Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the NORRELL CORPORATION 401(K) RETIREMENT SAVINGS PLAN as of December 31, 1998 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.



Arthur Andersen LLP
Atlanta, Georgia
June 28, 1999

NORRELL CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------


ASSETS                                                           1999          1998
                                                              -----------   -----------

INVESTMENTS, FAIR VALUE

PARTICIPANT DIRECTED SHARES OF REGISTERED INVESTMENT
  COMPANIES:
  Vanguard Index 500 Fund...................................  $        --   $ 3,235,526
  Fidelity Retirement Money Market Fund.....................           --       724,694
  Fidelity Investment Grade Bond Fund.......................           --        94,428
  Fidelity Intermediate Bond Fund...........................           --        72,710
  Fidelity Fund.............................................           --       791,188
  Fidelity Growth and Income Fund...........................           --     1,285,610
  Fidelity Contrafund.......................................           --     1,142,298
  Fidelity Balanced Fund....................................           --       252,957
  Valley Temporary Services Funds...........................           --       241,567
  Carson Growth Funds.......................................           --     1,213,150
  Carson Growth and Income Funds............................           --       220,742
  Carson Money Market Fund..................................           --        27,361
                                                              -----------   -----------
    Total registered investment company stock...............           --     9,302,231
                                                              -----------   -----------

GROUP ANNUITY CONTRACTS
  Charter Guaranteed Long Term Fund.........................           --     8,729,632

POOLED SEPARATE ACCOUNTS
  Fidelity Asset Manager Account............................           --     2,473,182
  Fidelity Advisor Growth Opportunities Account.............           --    11,726,247
  American Century Ultra Account............................           --     3,906,194
  Warburg Pincus International Equity Account...............           --     2,100,673
  Lazard Small Cap Account..................................           --       787,421
                                                              -----------   -----------
    Total pooled separate accounts..........................           --    20,993,717

NORRELL CORPORATION COMMON STOCK............................           --     5,451,550
                                                              -----------   -----------
    Total participant directed investments..................           --    44,477,130

NONPARTICIPANT DIRECTED
  Fidelity Retirement Money Market Fund.....................           --       300,226
  Norrell Corporation Common Stock..........................           --     2,893,028
                                                              -----------   -----------
    Total nonparticipant directed investments...............           --     3,193,254

PARTICIPANT LOANS RECEIVABLE................................           --        82,121
                                                              -----------   -----------
    Total investments.......................................           --    47,752,505
                                                              -----------   -----------

CONTRIBUTIONS RECEIVABLE
  Employer..................................................           --       113,454
  Participant...............................................           --       279,877
                                                              -----------   -----------
    Total contributions receivable..........................           --       393,331
                                                              -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS...........................  $        --   $48,145,836
                                                              ===========   ===========

                See accompanying notes to financial statements.

NORRELL CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

                                                                  1999          1998
                                                              ------------   -----------
ADDITIONS:
  Net appreciation..........................................  $  2,360,603   $   965,816
  Dividend and interest income..............................       617,057       652,587
  Participant contributions.................................     7,222,632     8,161,451
  Employer contributions....................................       729,298       914,415
  Participant rollovers.....................................     1,052,143     1,415,660
                                                              ------------   -----------
    Total additions.........................................    11,981,733    12,109,929

DEDUCTIONS:
  Distribution to plan participants.........................    (8,875,766)   (5,346,328)
  Commission/fees...........................................        (9,259)           --
                                                              ------------   -----------
    Total deductions........................................    (8,885,025)   (5,346,328)
                                                              ------------   -----------

NET INCREASE................................................     3,096,708     6,763,601

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR........    48,145,836    34,897,289

TRANSFERS IN FROM MERGED PLANS..............................            --     6,484,946

TRANSFERS OUT...............................................   (51,242,544)           --
                                                              ------------   -----------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR..............  $         --   $48,145,836
                                                              ============   ===========

                See accompanying notes to financial statements.

NORRELL CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

1.  DESCRIPTION OF THE PLAN

    The following brief description of the Norrell Corporation 401(k) Retirement Savings Plan (the "Plan") is applicable to the Plan as it was in effect during the year ended December 31, 1999. As described more fully in
Note 4, effective December 1, 1999, the plan was merged into the Interim Services Inc. 401(k) Benefit Plan, resulting in certain changes involving employer matching contributions, vesting and participant-directed investment fund options. Accordingly, the year ended December 31, 1999 is the final reporting period of the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan through November 30, 1999 and the merged plan document subsequent thereto.

    The Plan was a defined contribution salary deferral and profit-sharing plan for the exclusive benefit of eligible employees of Norrell Corporation (the "Company"). An employee was eligible to participate on the next entry date following the date he/she completed 30 days of qualifying service and attained age 18. The entry date was the first day of each calendar month during the period in which the Plan remained in effect. Participants were allowed to contribute, via payroll deductions, up to 15% of their before-tax compensation, as defined, subject to certain provisions of the Internal Revenue Code ("IRC"), into any one of the seven existing investment options or a combination thereof in increments of 1%. For each $1 of annual compensation deferred up to the first 4% of annual compensation, the participant would receive a matching company contribution of $.50. All participant and employer matching contributions were 100% participant directed. The Company could, at its discretion, make an annual contribution, all of which would be invested in Norrell Corporation Common Stock. Under the terms of the Plan, participants were eligible for distribution of their accounts upon the earlier of death, retirement, disability, or termination of employment. Distributions of a participant's deferral account, as defined, could also be made for certain defined hardships. The Plan provided each participant with an individual account, which reflected the participant's interest in the fund resulting from contributions, interest, dividends, realized and unrealized gains, and other sources of income, less realized and unrealized losses, expenses, and other distributions which were attributed to the interest of each participant. Contributions attributable to a specific participant were recorded to his/her account. The Company's discretionary contributions were allocated annually based on the ratio of the participant's annual salary to the total annual salaries of all participants who were eligible to receive an allocation and were made only to the named stock fund. In 1999 and 1998, the Company did not contribute a discretionary match to the Plan. Income or loss of the individual funds was allocated to each participant based on the ratio of each participant's average account balance to the average total account balances of all participants.

    The following investment fund options represent the available options which participants could elect to use until the Plan's merger:

       CHARTER GUARANTEED LONG TERM FUND--This fund provides a fixed annual rate of return under unallocated insurance contracts issued by Connecticut General Life Insurance Company ("CIGNA"). The principal of all funds invested, along with credited interest, is guaranteed against loss by CIGNA. Interest rates are declared every six months in advance.

       FIDELITY ASSET MANAGER ACCOUNT--This separate account invests wholly in Fidelity Asset Manager Fund, a mutual fund. The fund seeks high total return with reduced risk over the long term by allocating its assets among stock, bonds and short-term instruments both in the United States and internationally.

       FIDELITY ADVISOR GROWTH OPPORTUNITIES ACCOUNT--This separate account invests wholly in the Fidelity Advisor Growth Opportunities Fund, a mutual fund. This fund is invested primarily in equity securities (primarily common stocks of large companies) that offer the potential of better-than-average capital appreciation.

       AMERICAN CENTURY ULTRA ACCOUNT--This separate account invests wholly in the American Century Ultra fund, a mutual fund. This fund is normally invested in equity securities, primarily common stocks, of companies that have a record of at least three years of continuous operations.

       WARBURG PINCUS INTERNATIONAL EQUITY ACCOUNT--This separate account invests wholly in the Advisor Shares of the Warburg Pincus International Equity Fund, a mutual fund. This fund seeks long-term capital appreciation by investing in a broadly diversified portfolio of equity securities of financially strong non-U.S. issuers located in growing international economies.

       LAZARD SMALL CAP ACCOUNT--This separate account invests wholly in the Lazard Small Cap Portfolio, a mutual fund. This fund seeks to provide capital appreciation by investing in equities issued by U.S. small capitalization companies.

       VANGUARD INDEX 500 FUND--This fund invests in 500 larger, well-known companies and seeks investment results that mirror the Standard & Poor's 500 index.

       NORRELL CORPORATION COMMON STOCK--This fund invests solely in the Company's common stock. This fund seeks long-term appreciation based on increases in value of the Norrell Corporation common stock.

       INTERIM SERVICES INC. COMMON STOCK--This fund invests solely in Interim Services Inc. common stock. This fund seeks long-term appreciation based on increases in value of the Interim Services Inc. common stock.

    Additional funds available prior to December 31, 1998 included:

       FIDELITY RETIREMENT MONEY MARKET FUND--This fund seeks as high a level of current income as is consistent with the preservation of capital and liquidity.

       FIDELITY INVESTMENT GRADE BOND FUND--This fund seeks to provide a high rate of income through investing in a broad range of fixed-income securities.

       FIDELITY INTERMEDIATE BOND FUND--This fund seeks a high level of current income through investing in domestic and foreign investment-grade securities.

       FIDELITY FUND--This fund seeks long-term capital growth and reasonable current income through investing in well-established companies.

       FIDELITY GROWTH AND INCOME FUND--This fund is invested primarily in common stocks and securities convertible into common stocks that provide capital growth. This fund seeks high total return through investing in companies that pay current dividends and offer potential growth in earnings.

       FIDELITY CONTRAFUND--This fund seeks capital growth through investing in domestic and foreign equity securities of companies the fund manager believes to be undervalued.

       FIDELITY BALANCED FUND--This fund seeks high total return with reduced risk over the long term by allocating its assets among stocks, bonds, and short-term instruments both in the United States and internationally.

       VALLEY TEMPORARY SERVICES FUNDS--These funds consist of the following 16 funds that have several different investment objectives: money market, high-quality bond, diversified capital, balanced, index stock, capital growth stock, growth plus stock, international stock, emerging-growth stock, lifestyle conservative, lifestyle moderate, lifestyle balanced, lifestyle growth, lifestyle aggressive, three-year compensation, and five-year compensation.

       CARSON GROWTH FUNDS--These funds consist of 30 individual funds that seek growth of capital through investment in a diversified portfolio of common stocks.

       CARSON GROWTH AND INCOME FUNDS--These funds consist of five individual funds that seek current income and capital appreciation primarily through investments in equity and debt securities.

       CARSON MONEY MARKET FUND--This fund invests in high-quality money market instruments.

    Participants were fully vested in any contributions they made and vested in company contributions after two years of qualifying service. Forfeitures on nonvested company contributions were offset against company contributions.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING--The financial statements of the Plan have been prepared on the accrual basis of accounting.

       USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

       VALUATION OF INVESTMENTS--The value for the Plan's investments in the registered investment companies is determined by the trustee based on the quoted market unit value for each fund, which, in turn, is based on the market value of the investments' underlying assets.

       Investment in company common stock is stated at market value as determined by the trade price on the New York Stock Exchange.

       The Plan's pooled separate account is reported at fair value. Fair value is determined based on discounted cash flows at a market interest rate for investments with similar characteristics.

       ADMINISTRATIVE EXPENSES--The Company paid all administrative expenses of the Plan for the years ended December 31, 1999 and 1998.

3.  TAX STATUS

    The Plan obtained its latest determination letter dated August 12, 1997 in which the Internal Revenue Service stated that the Plan, as amended and restated, was in compliance with the applicable requirements of the IRC; however, the Plan was amended effective December 31, 1998 and 1997. Management believes that the Plan was designed and was being operated in accordance with applicable provisions of the IRC as of December 31, 1999 and 1998.

4.  PLAN MERGER

    Effective December 1, 1999, the Plan was merged into the Interim
Services Inc. 401(k) Benefit Plan. All contributions to the Plan, both employee and employer, ceased on November 30, 1999. With this merger, the existing funds in the Plan (CIGNA Guaranteed Long-Term Fund, Fidelity Asset Manager Fund, Fidelity Advisor Growth Opportunities Fund, American 20th Century Ultra Fund, Warburg Pincus International Equity Fund, Lazard Small Cap Fund, Vanguard Index 500 Fund) were liquidated, and the participant's balances in those funds were allocated to existing funds in the Plan based on common levels of risk. Assets transferred out of the Plan have been recorded as Transfers Out on the accompanying statement of changes in net assets available for benefits for the year ended December 31, 1999.

5.  FUND INFORMATION

    In September 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 99-3("SOP 99-3"), ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION BENEFIT PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS, which, upon adoption, eliminates the requirement to disclose information about significant components of the changes in net assets for each participant-directed investment fund option. The Plan retroactively adopted SOP 99-3 on January 1, 1999.

6.  NONPARTICIPANT-DIRECTED INVESTMENTS

    Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                          Year Ended December 31,
                                                          1999            1998
Changes in Net Assets Available for Benefits:
       Dividends and interest income                   $    16,555    $    32,922
       Net appreciation                                    357,075     (1,039,258)
       Distribution to plan participants                  (446,836)      (395,344)
       Commission/fees                                      (1,068)             -
       Transfers to participant-directed investments      (327,875)             -
       Transfers in from merged plans                            -        378,412
       Transfers out                                    (2,791,105)             -
                                                       -----------    -----------

                                                       $(3,193,254)   $(1,023,268)
                                                       ===========    ===========

                                   * * * * *

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          Norrell Corporation
                                          401(k) Retirement Savings Plan

Date: June 28, 2000                       /s/ Mark W. Smith
                                          --------------------------------------
                                          By: /s/ Mark W. Smith
                                          Vice President Finance of
                                          Interim Services Inc.
                                          (Principal Accounting Officer)

EXHIBIT INDEX
-------------

Exhibit
Number                                Exhibit Name
------            --------------------------------------------------------------
23.1              Independent Auditors' Consent - Deloitte & Touche LLP

23.2              Consent of Independent Accountants - Arthur Andersen LLP

99.1              Form 5500 Schedule H, 4j - Schedule of Reportable Transactions


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